EXHIBIT 99.7

CONSENT OF GARETH DIGGES LA TOUCHE

January 20, 2015

CONSENT OF EXPERT

VIA EDGAR

United States Securities and Exchange Commission:

RE:	Tasman Metals Ltd. January 2015 Press Release re: Announcement of Pre-Feasibility Study for the Norra Karr Project in Sweden (the "Press Release")

To Whom It May Concern:

I refer to the following (collectively the "Information") which is referenced in the Press Release and/or documents incorporated by reference therein:

1.	Environmental and social section and the permitting review information completed by Golder Associates Oy under my supervision and contained in the Press Release and the Pre-Feasibility Study being prepared by GBM Minerals Engineering Consultants Limited.

I hereby consent to the use of my name and the Information, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from such Information in the Press Release and/or Tasman Metals Ltd.'s Registration Statement on Form F-3 (File No. 333-190863) filed with the United States Securities and Exchange Commission.

I confirm that I have read a draft of the Press Release and I have no reason to believe that there are any misrepresentations that are derived from the Information or that are within my knowledge as a result of the services I performed in connection with such Information.

Yours truly,

/s/ Gareth Digges La Touche
Gareth Digges La Touche